Exhibit 99.8

UNITED UTILITIES PLC

08 September 2003

Simon Batey has today sold 79,429 Ordinary Shares at 451.25p per share and has purchased at 95p per nil paid right, 136,915 rights to subscribe for A Shares at 165p per share. These rights are exercisable up until 10.30am on 17 September 2003. He intends to exercise the rights to subscribe for all these A Shares, thereby effecting the re-investment of the net proceeds of his sale of Ordinary Shares. In addition, he also intends to take-up before 10.30am on 17 September 2003 his existing rights to subscribe at 165p per share for 44,262 A Shares. These rights arose from his beneficial holding of 79,675 Ordinary Shares under the terms of the United Utilities PLC rights issue. Following the above subscriptions, he will have beneficial holdings of 181,177 A Shares and 246 Ordinary Shares.

Contact: United Utilities PLC Simon Bielecki 01925 237033 or Evelyn Brodie 020 7307 0309

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".